Exhibit 99.47

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Equinox Gold Corp.

We, KPMG LLP, consent to the use of:

•	our Independent Auditors’ Report dated March 12, 2019 on the consolidated financial statements of Equinox Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended and notes to the consolidated statements, including a summary of significant accounting policies; and

•	our Independent Auditors’ Report dated March 29, 2018 on the consolidated financial statements of Equinox Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for the years then ended and notes to the consolidated statements, comprising a summary of significant accounting policies and other explanatory information;

included in this Registration Statement on Form 40-F being filed by Equinox Gold Corp. with the United States Securities and Exchange Commission.

//s// KPMG LLP

Chartered Professional Accountants

September 9, 2019

Vancouver, Canada

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